UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Boardwalk Pipeline Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

096627 10 4
(CUSIP Number)

Marc A. Alpert
Vice President and Secretary
Boardwalk Pipelines Holding Corp.
667 Madison Avenue
New York, New York 10065
Phone : (212) 521-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096627104

1.	Name of Reporting Person
Boardwalk Pipelines Holding Corp.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially	7.	Sole Voting Power
		125,586,133

Owned by Each Reporting	8.	Shared Voting Power
		None

	9.	Sole Dispositive Power
Person With		125,586,133

	10.	Shared Dispositive Power
		None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
125,586,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
50.2%(1)

14.	Type of Reporting Person
CO HC

 (1) Based on 250,296,782 Common Units Outstanding as of March 31, 2018.

CUSIP No. 096627 10 4

1.	Name of Reporting Person
Loews Corporation

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially	7.	Sole Voting Power
		125,586,133

Owned by Each Reporting	8.	Shared Voting Power
		None

	9.	Sole Dispositive Power
Person With		125,586,133

	10.	Shared Dispositive Power
		None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
125,586,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
50.2%(1)

14.	Type of Reporting Person
CO HC

(1) Based on 250,296,782 Common Units Outstanding as of March 31, 2018.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

As described in Item 5 of this Schedule 13D, BPHC beneficially owns 125,586,133 common units, or approximately 50.2%, of the Common Units of the Issuer. In addition, as described in Item 2 of this Schedule 13D, BPHC directly or indirectly owns 100% of Boardwalk GP, LP, the general partner of the Issuer (the "General Partner"), and Boardwalk GP, LLC, the general partner of the General Partner ("GPLLC"). By virtue of its ownership of the Common Units covered by this Schedule 13D and, directly and indirectly, 100% of each of the General Partner and GPLLC, BPHC has the power to elect the entire Board of Directors of GPLLC, which serves as the Issuer's board of directors. By virtue of its ownership of 100% of BPHC, Loews has the power to elect the entire Board of Directors of, and otherwise control, BPHC. As of the date of this Amendment No. 8 to Schedule 13D, of the eight directors of GPLLC, two are executive officers of Loews, one is a Senior Adviser and former executive officer of Loews, and one is a retired executive officer of Loews.

The Reporting Persons regularly review the Issuer's business, performance, financial condition, results of operations and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Persons regularly discuss such matters with the Issuer's management and the Board of Directors of GPLLC, either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Persons may, from time to time, and reserve the right to, consider, study, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions or transactions may also include, among others, the acquisition of additional Common Units of the Issuer, including an acquisition or series of acquisitions or transaction that could result in a going private transaction governed by Rule 13e-3 under the Act. The Reporting Persons further reserve the right to change their intentions with respect to any of the foregoing.

On March 15, 2018, the Federal Energy Regulatory Commission ("FERC") issued a policy statement, stating that it will no longer allow master limited partnership interstate natural gas and oil pipelines to recover an income tax allowance in cost of service rates.

Pursuant to the Issuer's Third Amended and Restated Agreement of Limited Partnership, dated as of June 17, 2008 (the "Limited Partnership Agreement"), the General Partner shall have the right to call and purchase all of the Issuer's Common Units (other than Common Units held by the General Partner and its affiliates) at a formula price provided for in the Limited Partnership Agreement, if the General Partner and its affiliates own more than 50% in the aggregate of the outstanding Common Units and any other classes of equity series, and the General Partner receives an opinion of counsel stating that the Issuer's nature as a pass-through entity for tax purposes has, or will reasonably likely in the future have, a material adverse effect on the maximum applicable rate that can be charged to customers by subsidiaries of the Issuer that are regulated interstate natural gas pipelines.  The foregoing purchase right by the General Partner has been included in the Limited Partnership Agreement since the time the Issuer’s Common Units were sold to the public in November 2005.  In light of the FERC announcement, the General Partner is analyzing the FERC’s recent actions and seriously considering its purchase right under the Limited Partnership Agreement in connection therewith.  The exercise of the purchase right would be subject to the approval of the Board of Directors of Loews.  There is no assurance that the Loews Board will authorize the purchase or that the pre-conditions to the exercise of the purchase right under the Limited Partnership Agreement will be satisfied, and even if such pre-conditions are met, there is no assurance that there will be a determination by the General Partner to exercise the purchase right discussed herein or the timing thereof.

In addition, given the FERC's policy statement and the Tax Cuts and Jobs Act of 2017, the General Partner and Loews are evaluating whether the Issuer's remaining as a publicly traded master limited partnership is the appropriate structure. Potential transition from a publicly traded master limited partnership could take the form of an election to be treated as a corporation for federal income tax purposes, a conversion to a corporation or another transaction designed to result in the Issuer's treatment as a corporation, or all or part of the Issuer's publicly traded common units being owned by an affiliate treated as a corporation, for federal income tax purposes. There can be no assurance that any such transition will occur.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BOARDWALK PIPELINES HOLDING CORP.

Dated: April 30, 2018	By:	/s/ Marc A. Alpert
Marc A. Alpert
Vice President and Secretary

LOEWS CORPORATION

Dated: April 30, 2018	By:	/s/ Marc A. Alpert
Marc A. Alpert
Senior Vice President, General Counsel and Secretary